Exihibit 99.1
AMBIPAR EMERGENCY RESPONSE REPORTS ON NYSE AMERICAN NONCOMPLIANCE NOTICE
São Paulo, Brazil – May 23, 2025 – Ambipar Emergency Response (NYSE American: AMBI) (“Ambipar Response or the “Company”) announced today that on May 16, 2025, the Company received a written notice from NYSE Regulation (the “NYSE Notice”) stating that the Company is not in compliance with the continued listing standards of the NYSE American LLC (“NYSE American”, or the “Exchange”) under the timely filing criteria included in Section 1007 of the NYSE American Company Guide (the “Company Guide”) because the Company failed to timely file with the Securities and Exchange Commission (the “SEC”) its Annual Report on Form 20-F for the fiscal year ended December 31, 2024 (the “2024 Form 20-F”), which was due on May 15, 2024 (the “Filing Delinquency”).
In accordance with Section 1007 of the Company Guide, the Company will have six months from the date of the Filing Delinquency (the “Initial Cure Period”), to file the 2024 Form 20-F with the SEC. The Exchange will monitor the Company and the status of the 2024 Form 20-F and any subsequent delayed filings, including through contact with the Company, until the Filing Delinquency is cured. If the Company fails to file the 2024 Form 20-F during the Initial Cure Period, the Exchange may, in its sole discretion, grant an up to six-month additional cure period (the “Initial Cure Period”). The Company can regain compliance with the Exchange’s continued listing standards at any time during the Initial Cure Period or Additional Cure Period, as applicable, by filing the 2024 Form 20-F and any subsequent delayed filings with the SEC. If the Exchange determines that an Additional Cure Period is not appropriate, suspension and delisting procedures will commence in accordance with the procedures set out in Section 1010 of the Company Guide. If the Exchange determines that an Additional Cure Period is appropriate and the Company fails to file the 2024 Form 20-F and any subsequent delayed filings by the end of that period, suspension and delisting procedures will generally commence.
As disclosed in the Form 12b-25 filed by the Company with the SEC on April 30, 2024, the Company was unable, without unreasonable effort or expense, to file its 2024 Form 20-F as a result of a delay experienced by the Company in completing its financial statements in the Annual Report. The Company was not able to file the 2024 Form 20-F within the fifteen-day extension period granted pursuant to Rule 12b-25 under the Securities Exchange Act of 1934, as amended. The Company is making all efforts to file the 2024 Form 20-F as soon as possible.
In the interim, the Company’s Class A Ordinary Shares will continue to be listed on the NYSE American while it attempts to regain compliance with the listing standards, subject to the Company’s compliance with other continued listing requirements. The NYSE Notice does not affect the Company’s business operations or its reporting obligations under the Securities and Exchange Commission regulations and rules.
About Ambipar Emergency Response
Ambipar Response specializes in environmental services, and operates in six main business units: emergency response, fire response, marine response, medical response, industrial response and environmental response. The Company is present in 39 countries across all six continents, providing standardized services across all regions.
The Company was founded in 1995 by Tercio Borlenghi Jr.
For more information, visit ambipar.com and http://ir-response.ambipar.com/
Forward-Looking Statements
This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. These statements identify prospective information and may include words such as “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast,” “plan,” “predict,” “project,” “potential,” “aspiration,” “objectives,” “should,” “purpose,” “belief,” and similar, or variations of, or the negative of such words and expressions, although not all forward-looking statements contain these identifying words.

Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Ambipar Response’s control.
Ambipar Response’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to: more intense competition than expected, lower addition of new clients, regulatory measures, more investments in our business than expected, and our inability to execute successfully upon our strategic initiatives, among other factors.
Investor Relations Contact:
Email: ir.response@ambipar.com